Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES(1)

	For the nine months ended September 30,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except for ratio of earnings to fixed charges)
Earnings from continuing operations	$21,693	$24,144	$31,682	$33,414	$67,148	$37,277	$28,443
Minority interest	—	—		142	136	128	117
Less capitalized interest	(110)	(597)	(633)	(1,303)	(1,964)	(2,148)	(2,177)
Amortization of capitalized interest	149	144	193	169	139	86	41

	21,732	23,691	31,242	32,422	65,459	35,343	26,424

Fixed charges:
Interest expense	16,154	14,879	20,555	21,470	23,554	18,043	10,527
Capitalized interest	110	597	633	1,303	1,964	2,148	2,177
Ground lease expense(2)	196	189	274	220	219	219	110

Total fixed charges	16,460	15,665	21,462	22,993	25,737	20,410	12,814

Earnings	$38,192	$39,356	$52,704	$55,415	$91,196	$55,753	$39,238

Ratio of earnings to fixed charges	2.32	2.51	2.46	2.41	3.54	2.73	3.06

(1)	Because the Company has not incurred or paid preferred stock dividends during the indicated periods, a ratio of earnings to fixed charges is being presented in lieu of a ratio of earnings to combined fixed charges and preferred stock dividends.

(2)	The ground lease expense represents management’s best estimate as to the interest component of the lease expense.